Exhibit 99.1

PROVIDENT ENERGY TRUST
Form 51-101F1
STATEMENT OF RESERVES DATA
AND OTHER OIL AND GAS INFORMATION

PART 1 - Date of Statement

Provident's reserves were evaluated by McDaniel & Associates Consultants Ltd. (McDaniel) and by AJM Petroleum Consultants (AJM) effective December 31, 2009 in accordance with standards set out in the Canadian Oil and Gas Evaluation Handbook (COGEH) and National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities (NI 51-101). McDaniel and AJM are independent qualified reserves evaluators appointed pursuant to NI 51-101. The following table presents the relative dates.

RELATIVE DATES

Date of Statement	March 11, 2010

Evaluator	Effective Date	Statement Date
McDaniel	December 31, 2009	March 1, 2010
AJM	December 31, 2009	March 1, 2010

PART 2 - Disclosure of Reserves Data

Reserves and Future Net Revenue

The following is a summary as at December 31, 2009 of the crude oil, natural gas and NGL reserves attributed by the McDaniel and AJM reports and the estimated net present values of future net revenues associated with such reserves, based on forecast price and cost assumptions. The tables summarize the data contained in the evaluations and as a result may contain slightly different numbers than the evaluations due to rounding. All evaluations at forecast prices and costs used the McDaniel January 1, 2010 price forecast.

During 2009 Provident Energy Trust ("the Trust") repositioned the Upstream Oil & Gas portfolio for growth by monetizing non-core properties to focus financial and technical resources on assets with significant growth potential. This asset rationalization initiative included the sale of the Trust's Lloydminster and Southern Saskatchewan properties in 2009. An agreement to sell the Trust's properties in West Central Alberta (WCA) was announced on December 23, 2009 and this transaction closed March 1, of 2010. Hence the following tables of reserves and values include the WCA assets. Key information adjusted for the WCA divestiture is also presented for clarity in PART 6 - Other Oil and Gas Information. The Lloydminster and Saskatchewan assets are shown as divestures in the reconciliation tables.

All evaluations of future net revenue are after the deduction of royalties, development costs, production costs and well abandonment costs but before consideration of indirect costs such as administrative overhead and other miscellaneous expenses. Alberta royalties are based on the New Royalty Framework including the Transitional Royalties which came into effect January 1, 2009, the Drilling Royalty Credit and the New Well Incentive Program, which were both announced March 3, 2009.

The estimated future net revenue contained in the following tables does not necessarily represent the fair market value of Provident's reserves. There is no assurance the forecast price and cost assumptions contained in the reserve reports will be attained and variances could be material. Other assumptions and qualifications relating to costs and other matters are included in the reserve reports. The recovery and reserves estimates on the properties described herein are estimates only. Because the reserves data are based on judgments regarding future events, actual results will vary and variations may be material.

The following notes apply to the reserve tables.

Notes:

1.
"Gross Reserves" are Provident's working interest (operated or non-operated) share before deducting Crown and Freehold royalties and without including any over-riding royalty interests of Provident. "Net Reserves" are Provident's working interest (operated or non-operated) share after deduction of royalty obligations, plus Provident's royalty interests in reserves.

2.
"Proved" reserves are those reserves that can be estimated with a high degree of certainty to be recoverable. It is likely the actual remaining quantities recovered will exceed the estimated proved reserves.

3.
"Developed" reserves are those reserves that are expected to be recovered from existing wells and installed facilities or, if facilities have not been installed, that would involve a low expenditure (e.g. when compared to the cost of drilling a well) to put the reserves on production.

4.
"Developed Producing" reserves are those reserves that are expected to be recovered from completion intervals open at the time of the estimate. These reserves may be currently producing or, if shut-in, they must have previously been on production, and the date of resumption of production must be known with reasonable certainty.

5.
"Developed Non-Producing" reserves are those reserves that either have not been on production, or have previously been on production, but are shut in, and the date of resumption of production is unknown.

6.
"Undeveloped" reserves are those reserves expected to be recovered from known accumulations where a significant expenditure (for example, when compared to the cost of drilling a well) is required to render them capable of production. They must fully meet the requirements of the reserves classification (proved, probable, possible) to which they are assigned.

7.	Natural Gas includes associated, non-associated and solution gas.
8.	All evaluations at forecast prices and costs used the McDaniel January 1, 2010 price forecast.
9.	All values presented are in Canadian dollars.
10.
The definition of light, medium and heavy oil is consistent with the royalty regime of each Province. Heavy Oil within the province of Alberta includes oil defined as heavy and ultra-heavy in accordance with the New Royalty Framework, which came into effect on January 1, 2009.

Reserves and Future Net Revenue at Forecast Prices and Costs

The following is a summary as at December 31, 2009 of the crude oil, natural gas and NGL reserves attributed by the McDaniel and AJM reports and the estimated net present values of future net revenues associated with such reserves based on forecast price and cost assumptions. In accordance with NI 51-101 Gross and Net reserves volumes are reported where Gross Reserves are Provident's working interest share before deducting royalties and without including any royalty interests of Provident while Net reserves are Provident's working interest share after deduction of royalty obligations, plus Provident's royalty interests in reserves.

OIL AND GAS RESERVES
FORECAST PRICES AND COSTS (McDaniel Price Forecast)
as of December 31, 2009

	Light and Medium Oil		Heavy Oil		Natural Gas		Coal Bed Methane		Natural Gas Liquids
Reserves Category	Gross	Net	Gross	Net	Gross	Net	Gross	Net	Gross	Net
Proved	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(MMcf)	(MMcf)	(MMcf)	(MMcf)	(Mbbl)	(Mbbl)
Developed Producing	10,470	8,242	1,551	1,356	128,234	110,308	273	372	1,751	1,232
Developed Non-Producing	150	102	48	43	15,075	10,122	59	51	81	58
Undeveloped	1,479	1,051	519	378	21,455	17,917	0	0	195	135
Total Pr ved	12,099	9,394	2,118	1,777	164,764	138,347	332	423	2,026	1,425
Probable	10,844	8,027	1,995	1,496	72,683	60,799	149	181	803	558
Proved plus Probable	22,943	17,421	4,113	3,273	237,447	199,146	481	604	2,829	1,983

NET PRESENT VALUES OF FUTURE NET REVENUE
FORECAST PRICES AND COSTS (McDaniel Price Forecast)
as of December 31, 2009

	Before Income Taxes Discounted at					After Income Taxes Discounted at
	0%	5%	10%	15%	20%	0%	5%	10%	15%	20%
Proved	(MM$)	(MM$)	(MM$)	(MM$)	(MM$)	(MM$)	(MM$)	(MM$)	(MM$)	(MM$)
Developed Producing	827	661	551	473	416	799	646	542	467	412
Developed Non-Producing	35	40	31	23	18	19	30	24	19	15
Undeveloped	109	76	51	34	22	79	56	37	24	15
Total Proved	971	777	632	530	456	897	732	603	510	442
Probable	833	443	277	192	142	638	338	211	147	110
Proved plus Probable	1,804	1,220	909	722	598	1,536	1,070	814	658	552

TOTAL FUTURE NET REVENUE (UNDISCOUNTED)
FORECAST PRICES AND COSTS (McDaniel Price Forecast)
as of December 31, 2009

	Revenue	Royalties	Operating Costs	Development Costs	Abandonment Costs	Future Net Revenue Before Income Taxes	Income Taxes	Future Net Revenue After Income Taxes
	(MM$)	(MM$)	(MM$)	(MM$)	(MM$)	(MM$)	(MM$)	(MM$)
Total Proved	2,611	486	964	84	107	971	73	897
Proved plus Probable	4,681	936	1,693	128	121	1,804	268	1,536

FUTURE NET REVENUE BY PRODUCTION GROUP
FORECAST PRICES AND COSTS (McDaniel Price Forecast)
as of December 31, 2009

		Net Reserves		Future Net Revenue Before Income Taxes Discounted at 10%
Category	Production Group	Oil (Mbbl)	Gas (MMcf)	(M$)	Unit Value ($/bbl or $/Mcf)
Total Proved	Light and Medium Oil	9,394		264,013	28.10
	Heavy Oil	1,777		27,001	15.20
	Associated and Non-Associated
	Gas (excludes Solution Gas)		130,022	339,533	2.61
	Coalbed Methane		423	1,512	3.57

Proved plus	Light and Medium Oil	17,421		392,432	22.53
Probable	Heavy Oil	3,273		50,923	15.56
	Associated and Non-Associated
	Gas (excludes Solution Gas)		186,117	463,404	2.49
	Coalbed Methane		604	2,141	3.54

Notes:
1.	After tax values have been calculated according to the current legislation that the Trust will be taxable as of January 1, 2011.
2.	Solution Gas Future Net Revenue is included with Light and Medium Oil and Heavy Oil.
3.	Associated and Non-Associated Gas does not include Solution Gas.

PART 3 - Pricing Assumptions

The pricing assumptions used for the reserves at forecast prices and costs as well as the inflation rates used for operating and capital costs are set forth in the following McDaniel & Associates Consultants Ltd. Summary of Price Forecasts as of January 1, 2010. The price offsets and differentials were determined for each property by comparing actual historical benchmarks to actual prices received at that property.

McDANIEL & ASSOCIATES CONSULTANTS Ltd.
SUMMARY of PRICE FORECASTS, INFLATION FACTORS and EXCHANGE RATES
January 1, 2010

Year	WTI Crude Oil $US/bbl	Edmonton Light Crude Oil $Cdn/bbl	Alberta Bow River Hardisty Crude Oil $Cdn/bbl	Alberta Heavy Crude Oil $Cdn/bbl	Sask. Cromer Medium Crude Oil $Cdn/bbl	Alberta AECO Spot Gas Price $Cdn/MMbtu	Edmonton NGL Mix $Cdn/bbl	Inflation %	U.S./Cdn. Exchange Rate $US/$Cdn

Historical
2005	56.56	68.72	44.83	34.35	57.47	8.58	51.81	2.10	0.826
2006	66.23	72.80	51.55	43.14	61.25	7.16	55.87	2.20	0.880
2007	72.30	76.35	53.25	44.63	65.40	6.65	60.04	2.00	0.935
2008	99.60	102.20	84.30	75.57	93.20	8.15	73.57	2.40	0.943
2009	61.80	65.90	60.25	55.65	62.85	4.15	48.20	2.00	0.880

Forecast
2010	80.00	83.20	72.30	68.10	76.50	6.05	60.30	2.00	0.950
2011	83.60	87.00	73.80	67.60	79.10	6.75	63.50	2.00	0.950
2012	87.40	91.00	74.40	68.00	81.80	7.15	66.50	2.00	0.950
2013	91.30	95.00	75.80	68.10	85.40	7.45	69.40	2.00	0.950
2014	95.30	99.20	79.20	71.10	89.20	7.80	72.50	2.00	0.950

2015	99.40	103.50	82.60	74.20	93.10	8.15	75.60	2.00	0.950
2016	101.40	105.60	84.30	75.70	94.90	8.40	77.20	2.00	0.950
2017	103.40	107.70	85.90	77.20	96.80	8.55	78.70	2.00	0.950
2018	105.40	109.80	87.60	78.70	98.70	8.70	80.30	2.00	0.950
2019	107.60	112.10	89.40	80.40	100.70	8.90	82.00	2.00	0.950

2020	109.70	114.30	91.20	81.90	102.70	9.05	83.60	2.00	0.950
2021	111.90	116.50	93.00	83.60	104.80	9.25	85.20	2.00	0.950
2022	114.10	118.80	94.80	85.20	106.80	9.45	86.90	2.00	0.950
2023	116.40	121.20	96.70	86.90	109.00	9.65	88.70	2.00	0.950
2024	118.80	123.70	98.70	88.70	111.20	9.85	90.50	2.00	0.950

Thereafter	+2%/yr	+2%/yr	+2%/yr	+2%/yr	+2%/yr	+2%/yr	+2%/yr	2.00	0.950

Notes:

1.   Alberta AECO Spot Gas price assuming 1,000 btu/scf

PART 4 - Reconciliations of Changes in Reserves

The following table sets forth a reconciliation of the changes in Provident's gross (working interest) light and medium crude oil, heavy oil and gas reserves as at December 31, 2009 against such reserves as at December 31, 2008 based on the forecast price and cost assumptions set forth in Part 3. Dispositions and production were the main contributing factors to the decrease in total proved reserves. The Dixonville and Pekisko oil properties account for the majority of the negative technical revisions. The Dixonville Montney C pool reserves were revised downward based on results of technical studies which were completed during 2009. The reserves of the emerging Pekisko Oil resource play were revised downward based on early and limited performance data of the five wells that were drilled during 2008 and 2009. The negative technical revision to Pekisko Oil reserves was mitigated by reserve additions for wells that were drilled during 2009 and adjacent locations so that, after accounting for production, the net result is no change to the Pekisko Oil proved plus probable reserves at year-end 2009.

RECONCILIATION OF GROSS (WORKING INTEREST) RESERVES
BY PRINCIPAL PRODUCT TYPE
FORECAST PRICES AND COSTS (McDaniel Price Forecast)

	Light & Medium Oil			Heavy Oil			Associated & Non-Associated Gas			Coal Bed Methane
			Proved +			Proved +			Proved +			Proved +
	Proved	Probable	Probable	Proved	Probable	Probable	Proved	Probable	Probable	Proved	Probable	Probable
	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(MMcf)	(MMcf)	(MMcf)	(MMcf)	(MMcf)	(MMcf)
At December 31, 2008	19,859	19,400	39,259	5, 094	3,982	9,076	192,201	82,148	274,350	351	251	601
Extensions	141	162	303	390	636	1,025	2,373	1,370	3,742	59	31	90
Improved Recovery	20	6	26	71	22	93	1,512	331	1,843	0	0	0
Technical Revisions	54	(5,860)	(5,807)	(752)	(401)	(1,153)	4,245	(5,185)	(940)	44	(40)	5
Disc overies	0	0	0	0	0	0	0	0	0	0	0	0
Acquisitions	8	2	10	0	0	0	11	3	14	0	0	0
Dispositions	(5,263)	(2,867)	(8,129)	(2,169)	(2,244)	(4,413)	(8,146)	(5,322)	(13,468)	0	(94)	(94)
Economic Factors	4	1	5	0	0	0	(2,159)	(662)	(2,821)	0	0	0
Production	(2,723)	0	(2,723)	(516)	0	(516)	(25,273)	0	(25,273)	(122)	0	(122)
At December 31, 2009	12,099	10,844	22,943	2, 118	1,995	4,113	164,764	72,683	237,447	332	149	481

Notes:
1.      Associated and Non-Associated Gas includes solution gas.
2.      NGL Reserves excluded from reconciliation.
3.      Improved Recovery includes recompletions and workovers.
4.      Technical Revisions include Transfers from Probable to Proved.

PART 5 - Additional Information Relating to Reserves Data Undeveloped Reserves

The following tables set forth the volumes of net proved and probable undeveloped reserves attributed for each product type based upon forecast prices and costs for each of the most recent three years. Proved and probable undeveloped reserves were assigned in accordance with NI 51-101.

NET PROVED UNDEVELOPED RESERVES
FORECAST PRICES AND COSTS (McDaniel Price Forecast)

	Light and Medium Oil		Heavy Oil		Natural Gas		Coal Bed Methane		Natural Gas Liquids
	First Attributed	Total at Year-End	First Attributed	Total at Year-End	First Attributed	Total at Year-End	First Attributed	Total at Year-End	First Attributed	Total at Year-End
	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(MMcf)	(MMcf)	(MMcf)	(MMcf)	(Mbbl)	(Mbbl)
Prior		240		363		14,293		0		80
2007	1,272	4,750	0	361	3,646	17,990	0	0	4	75
2008	92	1,402	650	844	344	17,242	0	0	22	102
2009	89	1,051	192	378	812	17,917	0	0	2	135

NET PROBABLE UNDEVELOPED RESERVES
FORECAST PRICES AND COSTS (McDaniel Price Forecast)

	Light and Medium Oil		Heavy Oil		Natural Gas		Coal Bed Methane		Natural Gas Liquids
	First Attributed	Total at Year-End	First Attributed	Total at Year-End	First Attributed	Total at Year-End	First Attributed	Total at Year-End	First Attributed	Total at Year-End
	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(MMcf)	(MMcf)	(MMcf)	(MMcf)	(Mbbl)	(Mbbl)
Prior		522		792		16,238		0		102
2007	776	3,327	0	1,101	1,458	19,536	94	94	1	105
2008	63	846	764	1,344	167	10,059	0	0	11	46
2009	115	769	361	750	731	11,475	0	0	1	57

Notes:
1.
The definition of light, medium and heavy oil is consistent with the royalty regime of each province. Heavy Oil within the province of Alberta includes oil defined as heavy and ultra-heavy in accordance with the New Royalty Framework, which came into effect on January 1, 2009.

Proved and probable undeveloped reserves have been assigned to the continued development and waterflood implementation of the Dixonville Montney C Pool, which is located in Alberta's Peace River Arch. In northwest Alberta proved and probable undeveloped reserves have been assigned to the Pekisko oil development, the ongoing development of shallow Bluesky gas pools and Devonian oil development. The aforementioned undeveloped reserves account for over 81 percent of the Trust's total undeveloped reserves on a proved plus probable basis as of December 31, 2009.

Proved and probable undeveloped oil and natural gas reserves were assigned to the continued development of the Dixonville Montney C Pool by expansion of a waterflood scheme, which is being implemented in four stages. Phase 1 of the waterflood was implemented with conversion of 21 producing wells to water injection in 2009. Regulatory approval of Phase 2 was received in January 2010 and this phase will be implemented early in 2010. In addition to the waterflood expansion, undeveloped reserves were assigned for one infill and two delineation horizontal wells. Capital expenditures for undeveloped reserves in Dixonville are scheduled over the remainder of 2010 and 2011.

In northwest Alberta, undeveloped proved and probable natural gas and natural gas liquids reserves were assigned for the ongoing development drilling of the shallow Bluesky gas pools at the Rainbow Bluesky, Haro and Long Lake properties, although development has been delayed due to the low commodity price environment. The majority of the undeveloped reserves were assigned to the Rainbow Bluesky area. Undeveloped reserves for the Bluesky gas pools are scheduled over a four year timeframe to replace naturally occurring production decline, as gas prices are anticipated to improve. Development of the oil and gas reserves in the Rainbow area of northwest Alberta is hampered by winter only access to much of the area.

Also in northwest Alberta, undeveloped proved and probable oil reserves were assigned to the continuing Pekisko oil development at the Haro property. Based on five successful wells drilled in 2008 and 2009, proved undeveloped oil reserves were assigned to four offset locations and probable undeveloped oil reserves were assigned to three additional locations. Development of the Pekisko oil undeveloped reserves are scheduled over a four year timeframe.

In Rainbow Lake, proved undeveloped oil reserves were assigned to two Keg River locations and probable undeveloped oil reserves were assigned to one Muskeg location. The development of these Devonian oil reserves are scheduled in 2010.

Significant Factors or Uncertainties

The oil and natural gas industry is subject to numerous risks that can affect reserves, production and cash flow. These risks include but are not limited to:
•	fluctuations in commodity price, exchange rates and interest rates;
•	government and regulatory risk in respect of royalty and income tax regimes;
•	changes to environmental regulations;
•	operational risks that may affect the quality and recovery of reserves;
•	geological risk associated with accessing and recovering new quantities of reserves;
•	transportation risk in respect of the ability to transport oil and natural gas to market;
•	competition for exploration prospects and the development of new sources of production;
•	declining oil and natural gas reserves and production;
•	marketability of oil and natural gas;
•	the ability to attract and retain employees; and
•	environmental, health and safety risks.

The trust industry is subject to risks that can affect the amount of funds flow from operations available for distribution to unitholders and the ability to grow. These risks include but are not limited to:
•	capital markets, credit and liquidity risks and the ability to finance future growth; and
•	the impact of Canadian governmental regulation on Provident, including the effect of the legislated tax on trust distributions.

The risks set forth herein are not exhaustive. Provident's Annual Information Form, which is available on Provident's website or at www.sedar.com, contains a detailed discussion of risks affecting Provident.

Future Development Costs

The following table sets out the future development costs for undeveloped reserves for total proved and proved plus probable reserves at forecast prices and costs. Provident will use a combination of funding sources for future development costs including internally generated cash flow, debt and equity financing including dividend reinvestment programs and other equity issues. The cost of these funds is not expected to have a material or significant impact on disclosed reserves. Additional information pertaining to Liquidity and Capital Resources is provided in Provident's Management's Discussion & Analysis (MD&A), which is available on Provident's website or at www.sedar.com.

FUTURE DEVELOPMENT COSTS as of December 31, 2009
Forecast Prices and Costs (McDaniel Price Forecast)

	Total	Total Proved
	Proved	plus Probable
	$(M)	$(M)
2010	13,959	21,297
2011	29,558	44,238
2012	27,152	33,846
2013	9,968	23,719
2014	16	16
Total for 5 years	80,652	123,116
Total for all years undiscounted	83,861	127,587
Total for all years discounted at 10%	70,002	105,982

PART 6 - Other Oil and Gas Information

Significant Properties

All Provident's oil and gas properties are located in Alberta and northeast British Columbia. The top five most significant properties based on total proved plus probable net present value using forecast prices and costs are:
(i)  Dixonville Oil, which consists of the Dixonville Montney C light oil pool in Alberta's Peace River Arch;
(ii) Rainbow Bluesky, a northwest Alberta natural gas property; (iii) Haro, a natural gas and emerging oil resource play in northwest Alberta, (iv) Rainbow Lake Oil, an oil property in northwest Alberta; and (v) Long Lake, another natural gas property in northwest Alberta. In aggregate, these five properties comprise approximately 57 percent of total proved plus probable net present value using forecast prices and costs.

Dixonville Oil, which is located in Alberta's Peace River Arch, produces light oil from the Dixonville Montney C Pool. The pool was discovered in 2000, with the majority of the development drilling occurring after 2004. Provident acquired this property in 2007 from Capitol Energy Resources Ltd. Provident currently owns 100 percent working interest and operates 134 producing oil wells. The pool has been developed primarily with horizontal wells and portions of the pool are already under waterflood. Further development drilling and waterflood expansion is planned over the next two years. Remaining Provident interest total proved and proved plus probable reserves are estimated by McDaniel to be 8.5 and 17.9 million barrels of oil equivalent1, respectively, as of December 31, 2009 at forecast prices and costs. Company share proved developed producing production from the Dixonville Oil property is forecast to average 2,095 boe/d in 2010 based on forecast prices and costs.

The Rainbow Bluesky property is primarily a natural gas producing property located approximately 300 kilometers north of Grande Prairie in northwest Alberta. Provident acquired this property with the Rainbow Assets during 2006. Provident owns working interests ranging from 12 to 100 percent in 147 producing gas wells and minor royalty interests in a producing oil well. Production is primarily natural gas from the shallow Cretaceous Bluesky sandstone formation. Remaining Provident interest total proved and proved plus probable reserves are estimated by AJM to be 8.2 and 11.6 million barrels of oil equivalent, respectively, as of December 31, 2009 at forecast prices and costs. Company share proved developed producing production from the Rainbow Bluesky property is forecast to average 1,821 boe/d in 2010 based on forecast prices and costs.

Haro is a natural gas and emerging oil property in northwest Alberta. The Haro property produces natural gas primarily from the shallow Cretaceous Bluesky sandstone formation and recently began producing oil from the Pekisko formation. As of December 31, 2009 Provident owns working interests ranging from 1.5 to 100 percent in 134 producing gas wells and 100 percent working interests in five producing Pekisko oil wells and one standing Pekisko oil well. Remaining Provident interest total proved and proved plus probable reserves are estimated by AJM to be 3.8 and 6.8 million barrels of oil equivalent respectively, as of December 31, 2009 at forecast prices and costs. Company share proved developed producing production is forecast to average 1,288 boe/d in 2010 based on forecast prices and costs.

Rainbow Lake Oil is an oil property located in northwest Alberta and produces oil and natural gas primarily from the Devonian Keg River and Muskeg formations. Remaining Provident interest total proved and proved plus probable reserves are estimated by AJM to be 1.5 and 2.4 million barrels of oil equivalent respectively, as of December 31, 2009 at forecast prices and costs. Company share proved developed producing production is forecast to average 442 boe/d in 2010 based on forecast prices and costs.

Long Lake is a natural gas property in northwest Alberta. The Long Lake property produces natural gas from the Bluesky and deeper Banff and Pekisko Mississippian formations. Remaining Provident interest total proved and proved plus probable reserves are estimated by AJM to be 1.6 and 2.3 million barrels of oil equivalent respectively, as of December 31, 2009 at forecast prices and costs. Company share proved developed producing production is forecast to average 595 boe/d in 2010 based on forecast prices and costs.

1
BOE may be misleading, particularly if used in isolation. A BOE conversion ratio of 6 Mcf: 1 bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. BOE conversions of 1:1 were used for Heavy Oil and NGL.

Oil and Gas Wells

The following table sets forth the number of oil and gas wells in which Provident held a working interest as at December 31, 2009.

	Producing Wells				Non-Producing Wells				Other Wells
	Oil		Natural Gas		Oil		Natural Gas
Province	Gross	Net	Gross	Net	Gross	Net	Gross	Net	Gross	Net

Alberta	925	415.5	1,675	807.7	729	276.6	524	217.3	880	409.6
British Columbia	171	2.6	191	1.4	137	7.0	23	1.9	153	5.9
Saskatchewan	0	0.0	0	0.0	6	5.1	5	4.6	15	14.2
Total	1,096	418.1	1,866	809.1	872	288.7	552	223.8	1,048	429.7

Notes:
1.      "Gross" wells are the number of wells in which Provident has a working interest.
2.      "Net" wells are the aggregate numbers obtained by multiplying each gross well by Provident's working interest therein.
3.      "Other" wells include service (injectors, disposal and water source) wells and standing (dry or suspended undefined) wells.

Properties with No Attributed Reserves

The following table sets out Provident's total land holdings with no attributed reserves and lease expiries within one year of December 31, 2009. Provident has no outstanding work commitments.

PROPERTIES WITH NO ATTRIBUTED RESERVES

Gross	Net	Expiries Within One Year	Work
Area	Area	Net Area	Commitments
acres	acres	acres	acres
315,581	239,451	39,201	0

Notes:
1. The above table excludes West Central Alberta properties.

Forward Contracts

No physical hedges were in place as of December 31, 2009. Hence hedges are not included in the net revenues presented with the reserves.

Abandonment and Reclamation Costs

Downhole abandonment costs for all producing and suspended or shut-in wells and undeveloped locations are included in the estimates of future net revenue. Well abandonment costs are based on average costs experienced in Provident's operating areas. Well abandonments are scheduled at the end of the economic life of each well. Abandonment of wells that are currently suspended is scheduled at the end of the economic life of each core area. Abandonment costs included in the reserves future net revenue estimates are net of salvage values and do not include surface reclamation costs. Provident's total undiscounted asset retirement obligation (ARO), which is $307.0 million, is not reduced by salvage values and includes estimated surface reclamation costs. Hence the ARO is higher than the abandonment costs of $106.9 million that is carried in the reserves.

The expected abandonment costs for each of the next three years and over the life of the reserves based on forecast prices and costs are shown in the following table, both undiscounted and discounted at ten percent.

ABANDONMENT COSTS BASED ON TOTAL PROVED RESERVES
FORECAST PRICES AND COSTS
(McDaniel Price Forecast)
as of December 31, 2009

		Discounted at
	Undiscounted	10%
	$(M)	$(M)
2010	2,225	2,121
2011	2,438	2,113
2012	3,800	2,994
3 year Subtotal	8,463	7,229
Total for all years	106,854	30,168

Tax Horizons

The impact of Canadian Federal and Provincial income taxes has been incorporated in the reserves after tax future net revenue estimates. Tax pools held by Provident Upstream will mitigate the impact of Federal income tax changes that were enacted during 2007 under which the Trust is expected to be taxable beginning January 1, 2011.

Costs Incurred

The following table summarizes the capital expenditures made by Provident on oil and natural gas properties for the year ended December 31, 2009. Provident's focus has been development and exploitation of reserves. Drilling activities in 2009 were more focused on crude oil compared to prior years. Significant capital was directed to continued development of the Dixonville Montney C pool and the Pekisko Oil play in northwest Alberta. Capital spent in Southern and West Central Alberta included 2.7 net wells drilled and ongoing completion, tie-in, recompletion, facility upgrade and production optimization activities. Capital expenditures include development drilling in Southeast Saskatchewan where 4.6 net wells were drilled prior to the divestiture of these properties.

COSTS INCURRED IN 2009

Property Acquisition Costs
Proved Properties	Unproved Properties	Exploration Costs	Development Costs
(M$)	(M$)	(M$)	(M$)
333	1,307	3,016	85,260

Notes:
1. Exploration costs include offsetting revenue from sales of seismic data.

Exploration and Development Activities

During 2009 Provident participated in drilling 15.3 net wells in Alberta and Saskatchewan at a success rate of 98 percent. Based on net well count, most of the drilling was in Dixonville, followed by Southeast Saskatchewan, Northwest Alberta and Southern Alberta. The well count includes three water source wells drilled for the waterflood at Dixonville. The following table sets forth the number and classification of wells drilled.

EXPLORATION AND DEVELOPMENT ACTIVITIES IN 2009

	Exploratory Wells		Development Wells
	Gross	Net	Gross	Net
Oil Wells	5	3.7	10	6.8
Gas Wells	0	0.0	4	0.8
Service Wells	0	0.0	3	3.0
Standing and RR	1	0.2	3	0.5
Abandoned	0	0.0	1	0.3
TOTAL	6	3.9	21	11.4

Notes:
1.	"Gross" wells are the number of wells in which Provident has a working interest.
2.	"Net" wells are the aggregate numbers obtained by multiplying each gross well by Provident's working interest therein
3.	"RR" means rig released.
4.	Wells with the Lahee classifications of Outpost, New Field Wildcat, New Pool Wildcat and Deeper Pool Test are considered Exploratory wells.

Production Estimates

The following tables set forth the Provident's working interest production estimated for 2010 for the reserves categories noted using forecast prices and costs. No single property contributes greater than 20 percent of Provident's 2010 production forecast.

2010 PRODUCTION ESTIMATES - WORKING INTEREST AVERAGE DAILY RATES
FORECAST PRICES AND COSTS (McDaniel Price Forecast)
as of December 31, 2009

	Light and Medium Oil	Heavy Oil	Natural Gas	Natural Gas Liquids	Total Oil Equivalent
	(bbl/d)	(bbl/d)	(Mcf/d)	(bbl/d)	(boe/d)

Proved Producing	3,600	936	58,240	904	15,146

Total Proved	3,641	952	60,809	972	15,700

Proved plus Probable	3,873	1,016	64,507	1,020	16,661

Notes:
1.
BOE may be misleading, particularly if used in isolation. A BOE conversion ratio of 6 Mcf to 1 bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. BOE conversions of 1:1 were used for Heavy Oil and NGL.

2.
The definition of light, medium and heavy oil is consistent with the royalty regime of each Province. Heavy Oil within the province of Alberta includes oil defined as heavy and ultra-heavy in accordance with the New Royalty Framework, which came into effect on January 1, 2009.

Production History

The following table sets forth certain information in respect of production, product prices received, royalties, production costs and netbacks received by Provident for each quarter of its most recently completed financial year.

2009 PRODUCTION HISTORY

	Three Months Ended	Three Months Ended	Three Months Ended	Three Months Ended
	March 31, 2009	June 30, 2009	September 30, 2009	December 31, 2009
Average Daily Production
Light and Medium Oil (bbl/d)	9,076	8,530	7,698	4,588
Heavy Oil (bbl/d)	1,634	1,505	1,578	945
Natural Gas (Mcf/d)	76,260	75,735	65,525	60,992
Natural Gas Liquids (bbl/d)	1,138	1,105	1,169	1,072
Average Net Prices Received
Light and Medium Oil ($/bbl)	36.89	60.09	62.85	67.23
Heavy Oil ($/bbl)	32.61	53.05	58.17	60.22
Natural Gas ($/Mcf)	4.75	3.40	2.90	4.36
Natural Gas Liquids ($/bbl)2	41.13	38.14	39.76	59.25
Royalties
Light and Medium Oil ($/bbl)	7.10	9.52	11.71	14.09
Heavy Oil ($/bbl)	4.73	7.99	9.52	9.89
Natural Gas ($/Mcf)3	0.70	-0.21	-0.02	0.28
Natural Gas Liquids ($/bbl)	10.03	14.23	11.38	16.23
Production Costs
Light and Medium Oil ($/bbl)	14.47	15.91	20.12	21.96
Heavy Oil ($/bbl)	19.00	22.01	16.78	26.34
Natural Gas ($/Mcf)	2.26	2.21	2.16	2.15
Natural Gas Liquids ($/bbl)	13.57	13.24	13.02	12.92
Netback Received
Light and Medium Oil ($/bbl)	15.32	34.66	31.02	31.18
Heavy Oil ($/bbl)	8.88	23.05	31.87	23.99
Natural Gas ($/Mcf)	1.79	1.40	0.76	1.93
Natural Gas Liquids ($/bbl)	17.53	10.67	15.36	30.10

Notes:

1.	All Pricing and Netbacks exclude Provident's hedging program.
2.
In the fourth quarter of 2009, included in natural gas liquids revenue is approximately $1.2 million of other natural gas liquids income with no associated volumes, resulting in an increase of approximately $12.16/bbl in the average net natural liquids price received.

3.
In the second and third quarters of 2009, per unit natural gas crown royalty recoveries are due to adjustments to reductions allowed in computing natural gas crown royalties in Alberta. The adjustments to the natural gas crown royalties recognized the 2008 capital spending on natural gas facilities in Alberta and resulted in a recovery of $0.21/Mcf and $0.02/Mcf in the second and third quarters of 2009, respectively.

Reserve Life Index

The Reserve Life Index (RLI) as of December 31, 2009 was determined by applying the average actual production rate of 15,341 boe/d1 for the last quarter of 2009 (excluding production from the Lloydminster operating area that was sold during the quarter) to the reserve volumes for each reserve category from the McDaniel and AJM evaluations at forecast prices and costs. The following table illustrates the reserve life index for Provident's Canadian oil and gas properties since December 31, 2005 for the various product and reserve categories.

	Year Ending December 31
Total Crude Oil	2009	2008	2007	2006	2005
Proved Producing	7.9	4.9	4.6	4.4	3.9
Total Proved	9.4	5.6	6.2	4.8	4.3
Proved plus Probable	17.8	10.8	11.2	6.8	5.8

Natural Gas & NGL
Proved Producing	5.7	5.3	5.2	5.0	4.4
Total Proved	7.3	6.5	6.3	6.0	5.4
Proved plus Probable	10.5	9.3	8.7	8.3	7.1

Oil Equivalent
Proved Producing	6.3	5.1	4.9	4.8	4.2
Total Proved	7.9	6.1	6.2	5.6	5.0
Proved plus Probable	12.5	10.0	9.7	7.8	6.5

Notes:
1.   Reserve Life Index based on Company share (WI + RI) reserves at forecast prices and costs.

Finding, Development and Acquisition Costs

Finding and development costs (F&D) include all costs to develop reserves, including land and seismic costs. The methodology used to calculate F&D costs under NI 51-101 requires that F&D costs incorporate changes in future development capital (FDC) required to bring non-producing and undeveloped reserves to production. This capital, which is included in the reserves evaluations, is part of the ongoing development process necessary to bring production on stream and generate cash flow. To provide clarity in the true costs to find and develop reserves, Provident does not include the FDC associated with acquisitions in the F&D costs. However, since FDC is a component of the cost of acquiring reserves Provident does include the FDC associated with acquisitions in the finding, development and acquisition (FD&A) costs.

The aggregate of the development costs incurred in the most recent financial year and the change during that year in estimated future development costs generally will not reflect total F&D costs related to reserves additions for that year. A three-year average of F&D costs is a better reflection of full cycle economics and is therefore a more appropriate view of the cost of reserve additions. The three-year average FD&A cost does include the change in FDC, including acquisitions, over the three year period. Acquisition costs include the cash cost of acquiring reserves and the fair value of liabilities assumed. Provident has included goodwill on the corporate acquisitions as part of the purchase price allocation, and therefore it is included in the cost of acquiring reserves.

1
BOE may be misleading, particularly if used in isolation. A BOE conversion ratio of 6 Mcf: 1 bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. BOE conversions of 1:1 were used for Heavy Oil and NGL.

The following table presents the details of the 2009 Finding, Development and Acquisition cost calculation and illustrates the impact of including the change in future development capital in the calculation.

2009 Finding and Development Cost Calculations

	Capital	Reserve Additions	F&D Costs
	($000s)	Mboe	$/boe

Finding and Development Costs Including Reserve Revisions
Total Proved
Capital Expenditures(a)	76,831	1,102	69.71
Change in FDC(b)	(56,039)
Total F&D including change in FDC	20,792	1,102	18.87

Finding and Development Costs Excluding Reserve Revisions
Total Proved
Capital Expenditures(a)	76,831	1,598	48.08
Change in FDC(b)	(56,039)
Total F&D including change in FDC	20,792	1,598	13.01

Proved plus Probable
Capital Expenditures(a)	76,831	2,425	31.69
Change in FDC(b)	(46,013)
Total F&D including change in FDC	30,818	2,425	12.71

Details of Capital and FDC

(a) Total F&D Costs ($000s)
2009 Oil and Gas Capital Expenditures	76,831
Property Acquisitions (net of dispositions)	(309,635)
Corporate Acquisitions	-
Total Oil and Gas FD&A costs	(232,804)

(b) Change in Future Development Costs ($000s)
	Total Proved	Proved plus Probable
FDC as of 2009-12-31	83,861	127,587
FDC as of 2008-12-31	165,400	221,800
Change in FDC for FD&A Calculation	(81,539)	(94,213)
FDC of Acquired (Divested) Properties	(25,500)	(48,200)
Change in FDC for F&D Calculation	(56,039)	(46,013)

The following table presents the details of the three-year average Finding, Development and Acquisition cost calculation and illustrates the impact of including the change in future development capital in the calculation.

Three-year Finding, Development and Acquisition Cost Calculations

	Capital	Reserve Additions including Revisions	F&D Costs
	($000s)	Mboe	$/boe
Finding and Development Costs
Total Proved
Capital Expenditures(a)	369,109	9,591	38.48
Change in FDC(b)	(55,004)
Total F&D including change in FDC	314,106	9,591	32.75
Proved plus Probable
Capital Expenditures(a)	369,109	4,023	91.74
Change in FDC(b)	(48,048)
Total F&D including change in FDC	321,062	4,023	79.80
Finding, Development and Acquisition Costs
Total Proved
Capital Expenditures and Acquisition Costs(a)	738,970	18,293	40.40
Change in FDC(b)	23,297
Total FD&A including change in FDC	762,267	18,293	41.67
Proved plus Probable
Capital Expenditures and Acquisition Costs(a)	738,970	23,418	31.56
Change in FDC(b)	26,222
Total FD&A including change in FDC	765,192	23,418	32.68

Details of Capital and FDC

(a) Total F&D Costs ($000s)
Oil and Gas Capital Expenditures	369,109
Property Acquisitions (net of dispositions)	(226,383)
Corporate Acquisitions	596,243
Total Oil and Gas FD&A costs	738,970

(b) Change in Future Development Costs ($000s)
	Total Proved	Proved plus Probable
FDC as of 2009-12-31	83,861	127,587
FDC as of 2006-12-31	60,565	101,365
Change in FDC for FD&A Calculation	23,297	26,222
FDC of Acquired and Divested Properties	78,301	74,270
Change in FDC for F&D Calculation	(55,004)	(48,048)

The following table presents 2009 and three-year average finding and development costs. The three-year average is calculated based on the total capital and total reserves over the three-year time period from 2007 through 2009. FD&A costs in 2009 were skewed by the significant divestiture activity and therefore are not presented.

Finding and Development Costs

	F&D Costs per boe		FD&A Costs per boe
Total Proved	2009	3-year Average	3-year Average
Including revisions	18.87	32.75	41.67
Excluding revisions	13.01	29.09	39.09
Proved plus Probable
Including revisions	na	79.80	32.68
Excluding revisions	12.71	23.28	23.06

Notes:
1.	F&D costs are based on Company share reserves.
2.
BOEs may be misleading, particularly if used in isolation. A BOE conversion ratio of 6 Mcf: 1 bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

3.	Three year average is the average of 2007, 2008 and 2009 calculated based on the total capital and total reserves over the three-year time period.
4.	na - Revisions exceed additions; therefore the calculation is not included in the table.

Reserves after West Central Alberta Divestiture

The divestiture of the Trust's oil and natural gas assets in West Central Alberta (WCA) was announced on December 23, 2009 and closed on March 1, 2010. The following tables present the Trust's reserves information as of December 31, 2009 without the West Central Alberta assets.

OIL AND GAS RESERVES
FORECAST PRICES AND COSTS (McDaniel Price Forecast)
as of December 31, 2009 without WCA

	Light and Medium Oil		Heavy Oil		Natural Gas		Coal Bed Methane		Natural Gas Liquids
Reserves Category	Gross	Net	Gross	Net	Gross	Net	Gross	Net	Gross	Net
Proved	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(MMcf)	(MMcf)	(MMcf)	(MMcf)	(Mbbl)	(Mbbl)
Developed Producing	9,012	7,008	1,497	1,302	88,149	78,050	0	18	375	230
Developed Non-Producing	150	102	48	43	13,616	8,922	0	0	50	32
Undeveloped	1,479	1,051	519	378	20,172	16,848	0	0	107	68
Total Proved	10,640	8,161	2,063	1,723	121,937	103,820	0	18	533	330
Probable	10,299	7,595	1,973	1,474	56,749	48,258	0	7	245	151
Proved plus Probable	20,939	15,756	4,036	3,197	178,686	152,078	0	25	777	480

Notes:
1.
Gross Reserves are Provident's working interest (operated or non-operated) share before deducting Crown and Freehold royalties and without including any over-riding royalty interests of Provident. Net Reserves are Provident's working interest (operated or non-operated) share after deduction of royalty obligations, plus Provident's royalty interests in reserves.

NET PRESENT VALUES OF FUTURE NET REVENUE
FORECAST PRICES AND COSTS (McDaniel Price Forecast)
as of December 31, 2009 without WCA

	Before Income Taxes Discounted at					After Income Taxes Discounted at
	0%	5%	10%	15%	20%	0%	5%	10%	15%	20%
Proved	(MM$)	(MM$)	(MM$)	(MM$)	(MM$)	(MM$)	(MM$)	(MM$)	(MM$)	(MM$)
Developed Producing	608	481	398	340	298	578	464	387	333	293
Developed Non-Producing	35	36	28	21	16	21	27	21	16	13
Undeveloped	100	68	44	28	17	71	50	31	19	10
Total Proved	743	586	470	389	331	671	540	439	368	316
Probable	719	369	225	153	112	550	281	171	116	85
Proved plus Probable	1,462	954	695	542	443	1,221	821	610	484	401

TOTAL FUTURE NET REVENUE (UNDISCOUNTED)
FORECAST PRICES AND COSTS (McDaniel Price Forecast)
as of December 31, 2009 without WCA

	Revenue	Royalties	Operating Costs	Development Costs	Abandonment Costs	Future Net Revenue Before Income Taxes	Income Taxes	Future Net Revenue After Income Taxes
	(MM$)	(MM$)	(MM$)	(MM$)	(MM$)	(MM$)	(MM$)	(MM$)
Total Proved	2,023	369	744	81	86	743	72	671
Proved plus Probable	3,834	762	1,387	124	99	1,462	242	1,221

FUTURE NET REVENUE BY PRODUCTION GROUP
FORECAST PRICES AND COSTS (McDaniel Price Forecast)
as of December 31, 2009 without WCA

		Net Reserves		Future Net Revenue Before Income Taxes Discounted at 10%
Reserves Category	Production Group	Oil (Mbbl)	Gas (MMcf)	$(M)	Unit Value ($/bbl or $/Mcf)

Total Proved	Light and Medium Oil	8,161		229,382	28.11
	Heavy Oil	1,723		26,076	15.14
	Associated and Non-Associated
	Gas (excludes Solution Gas)		96,949	214,083	2.21
	Coalbed Methane		18	89	5.05
Proved plus	Light and Medium Oil	15,756		345,298	21.92

Probable	Heavy Oil	3,197		49,445	15.47
	Associated and Non-Associated
	Gas (excludes Solution Gas)		141,138	299,764	2.12
	Coalbed Methane		25	118	4.77

Notes:
1.	After tax values have been calculated according to the current legislation that the Trust will be taxable as of January 1, 2011.
2.	Solution Gas Future Net Revenue is included with Light and Medium Oil and Heavy Oil.
3.	Associated and Non-Associated Gas does not include Solution Gas.

Undeveloped Reserves

The following tables set forth the volumes of net proved and probable undeveloped reserves attributed for each product type based upon forecast prices and costs for each of the most recent three years. Reserves for 2009 are presented without WCA. As previously noted under PART 5 - Additional Information Relating to Reserves Data, proved and probable undeveloped reserves have been assigned to the continued development and waterflood implementation of the Dixonville Montney C Pool. In northwest Alberta proved and probable undeveloped reserves have been assigned to the Pekisko oil development, the ongoing development of shallow Bluesky gas pools and Devonian oil development. The aforementioned undeveloped reserves account for 85 percent of the Trust's total undeveloped reserves on a proved plus probable basis as of December 31, 2009.

NET PROVED UNDEVELOPED RESERVES without WCA
FORECAST PRICES AND COSTS (McDaniel Price Forecast)

	Light and Medium Oil		Heavy Oil		Natural Gas		Coal Bed Methane		Natural Gas Liquids
	First Attributed	Total at Year-End	First Attributed	Total at Year-End	First Attributed	Total at Year-End	First Attributed	Total at Year-End	First Attributed	Total at Year-End
	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(MMcf)	(MMcf)	(MMcf)	(MMcf)	(Mbbl)	(Mbbl)
Prior		240		363		14,293		0		80
2007	1,272	4,750	0	361	3,646	17,990	0	0	4	75
2008	92	1,402	650	844	344	17,242	0	0	22	102
2009	89	1,051	192	378	812	16,848	0	0	2	68

NET PROBABLE UNDEVELOPED RESERVES without WCA
FORECAST PRICES AND COSTS (McDaniel Price Forecast)

	Light and Medium Oil		Heavy Oil		Natural Gas		Coal Bed Methane		Natural Gas Liquids
	First Attributed	Total at Year-End	First Attributed	Total at Year-End	First Attributed	Total at Year-End	First Attributed	Total at Year-End	First Attributed	Total at Year-End
	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(MMcf)	(MMcf)	(MMcf)	(MMcf)	(Mbbl)	(Mbbl)
Prior		522		792		16,238		0		102
2007	776	3,327	0	1,101	1,458	19,536	94	94	1	105
2008	63	846	764	1,344	167	10,059	0	0	11	46

Notes:
1.
The definition of light, medium and heavy oil is consistent with the royalty regime of each province. Heavy Oil within the province of Alberta includes oil defined as heavy and ultra-heavy in accordance with the New Royalty Framework, which came into effect on January 1, 2009.

2.	Reserves for 2009 are presented without WCA. Reserves prior to 2009 include WCA.

Future Development Costs

The following table sets out the future development costs for undeveloped reserves for total proved and proved plus probable reserves at forecast prices and costs, excluding the WCA properties.

FUTURE DEVELOPMENT COSTS as of December 31, 2009 Forecast Prices and Costs (McDaniel Price Forecast) without WCA

	Total	Total Proved
	Proved	plus Probable
	$(M)	$(M)
2010	11,951	19,213
2011	29,522	43,560
2012	27,093	33,769
2013	9,939	23,638
2014	0	0
Total for 5 years	78,505	120,179
Total for all years undiscounted	81,154	123,911
Total for all years discounted at 10%	67,741	102,923

Significant Properties

After the WCA divestiture all Provident's oil and gas properties are located in Alberta. There is no change to the top five most significant properties. In aggregate, these five properties comprise approximately 74 percent of the total proved plus probable net present value using forecast prices and costs.

Oil and Gas Wells without WCA

The following table sets forth the number of oil and gas wells in which Provident held a working interest as at December 31, 2009, excluding the WCA properties.

	Producing Wells				Non-Producing Wells				Other Wells
	Oil		Natural Gas		Oil		Natural Gas
Province	Gross	Net	Gross	Net	Gross	Net	Gross	Net	Gross	Net

Alberta	440	332.9	1,177	673.3	373	233.5	318	161.0	575	356.1
Saskatchewan	0	0.0	0	0.0	6	5.1	5	4.6	15	14.2
Total	440	332.9	1,177	673.3	379	238.5	323	165.6	590	370.3

Properties with No Attributed Reserves

The following table sets out Provident's total land holdings with no attributed reserves and lease expiries within one year of December 31, 2009.

PROPERTIES WITH NO ATTRIBUTED RESERVES
without WCA

Gross	Net	Expiries Within One Year	Work
Area	Area	Net Area	Commitments
acres	acres	acres	acres
315,581	239,451	39,201	0

Abandonment Costs

The future net present values disclosed herein are after well abandonment costs. The expected abandonment costs for each of the next three years and over the life of the reserves based on forecast prices and costs are shown in the following table, both undiscounted and discounted at ten percent.

ABANDONMENT COSTS
BASED ON TOTAL PROVED RESERVES
FORECAST PRICES AND COSTS
(McDaniel Price Forecast)
as of December 31, 2009 without WCA

	Undiscounted	Discounted at 10%
	$(M)	$(M)
2010	1,822	1,737
2011	1,823	1,580
2012	2,743	2,162
3 year Subtotal	6,388	5,478
Total for all years	85,939	23,357

Production Estimates

The following tables set forth the Provident's working interest production estimated for 2010 without WCA. No single property contributes greater than 20 percent of Provident's 2010 production forecast.

2010 PRODUCTION ESTIMATES - WORKING INTEREST AVERAGE DAILY RATES
FORECAST PRICES AND COSTS (McDaniel Price Forecast)
as of December 31, 2009 without WCA

	Light and Medium Oil	Heavy Oil	Natural Gas	Natural Gas Liquids	Total Oil Equivalent
	(bbl/d)	(bbl/d)	(Mcf/d)	(bbl/d)	(boe/d)
Proved Producing	3,015	905	39,114	177	10,617
Total Proved	3,056	922	41,005	203	11,016
Proved plus Probable	3,272	984	43,827	216	11,777

Notes:
1.
BOE may be misleading, particularly if used in isolation. A BOE conversion ratio of 6 Mcf to 1 bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. BOE conversions of 1:1 were used for Heavy Oil and NGL.

2.
The definition of light, medium and heavy oil is consistent with the royalty regime of each Province. Heavy Oil within the province of Alberta includes oil defined as heavy and ultra-heavy in accordance with the New Royalty Framework, which came into effect on January 1, 2009.

Reserve life Index

The Reserve life Index (RLI) as of December 31, 2009 was determined by applying the average actual production rates for the last quarter of 2009 to the reserve volumes for each reserve category from the McDaniel and AJM evaluations at forecast prices and costs. Reserves volumes and production from the WCA properties have been excluded from the calculations.

RLI as of December 31, 2009
without WCA

Years
Total Crude Oil
Proved Producing	8.2
Total Proved	9.9
Proved plus Probable	19.5

Natural Gas & NGL
Proved Producing	6.0
Total Proved	8.3
Proved plus Probable	12.1

Oil Equivalent
Proved Producing	6.7
Total Proved	8.8
Proved plus Probable	14.6

March 1, 2010

Provident Energy Ltd.
2100, 250 - 2nd Street SW
Calgary, Alberta
T2P 0C1

Attention:        The Board of Directors of Provident Energy Ltd.

Re:           Form 51-101F2
Report on Reserves Data by an Independent Qualified Reserves Evaluator of Provident Energy Ltd. (the "Company")
Canadian Properties Excluding Northwest Alberta

To the Board of Directors of Provident Energy Ltd. (the "Company"):

1.
We have evaluated the Company's reserves data as at December 31, 2009. The reserves data are estimates of proved reserves and probable reserves and related future net revenue as at December 31, 2009 estimated using forecast prices and costs.

2.	The reserves data are the responsibility of the Company's management. Our responsibility is to express an opinion on the reserves data based on our evaluation.

We carried out our evaluation in accordance with standards set out in the Canadian Oil and Gas Evaluation Handbook (the "COGE Handbook") prepared jointly by the Society of Petroleum Evaluation Engineers (Calgary Chapter) and the Canadian Institute of Mining, Metallurgy & Petroleum (Petroleum Society).

3.
Those standards require that we plan and perform an evaluation to obtain reasonable assurance as to whether the reserves data are free of material misstatement. An evaluation also includes assessing whether the reserves data are in accordance with principles and definitions presented in the COGE Handbook.

4.
The following table sets forth the estimated future net revenue (before deduction of income taxes) attributed to proved plus probable reserves, estimated using forecast prices and costs and calculated using a discount rate of 10 percent, included in the reserves data of the Company evaluated by us, for the year ended December 31, 2009, and identifies the respective portions thereof that we have evaluated, audited and reviewed and reported on to the Company's management:

2200, Bow Valley Square 3, 255 - 5 Avenue SW, Calgary AB T2P 3G6	Tel: (403) 262-5506	Fax: (403) 233-2744	www.mcdan.com

Provident Energy Ltd.	Page 2
Canadian Properties Excluding Northwest Alberta
Forecast Prices and Costs	March 1, 2010

		Net Present Value of Future Net Revenue $M (before income taxes, 10% discount rate)
Preparation Date of Evaluation Report	Location of Reserves	Audited	Evaluated	Reviewed	Total

March 1, 2010	Canada	-	584,124	-	584,124

5.
In our opinion, the reserves data respectively evaluated by us have, in all material respects, been determined and are in accordance with the COGE Handbook. We express no opinion on the reserves data that we reviewed but did not audit or evaluate.

6.	We have no responsibility to update our report referred to in paragraph 4 for events and circumstances occurring after the preparation date.

7.
Because the reserves data are based on judgments regarding future events, actual results will vary and the variations may be material. However, any variations should be consistent with the fact that reserves are categorized according to the probability of their recovery.

Executed as to our report referred to above:

MCDANIEL & ASSOCIATES CONSULTANTS LTD.

"signed by C. B. Kowalski"

C. B. Kowalski, P. Eng.
Vice President

Calgary, Alberta

FORM 51-101 F2
REPORTON RESERVES DATA
BY
INDEPENDENT QUALIFIED RESERVES
EVALUATOR OR AUDITOR

To the Board of Directors of Provident Energy Ltd. (the "Company"):

1.
We have evaluated the Company's reserves data as at December 31, 2009. The reserves data are estimates of proved reserves and probable reserves and related future net revenue as at December 31, 2009, estimated using forecast prices and costs.

2.	The reserves data are the responsibility of the Company's management. Our responsibility is to express an opinion on the reserves data based on our evaluation.

We carried out our evaluation in accordance with standards set out in the Canadian Oil and Gas Evaluation Handbook (the "COGE Handbook") prepared jointly by the Society of Petroleum Evaluation Engineers (Calgary Chapter) and the Canadian Institute of Mining, Metallurgy & Petroleum (Petroleum Society).

3.
Those standards require that we plan and perform an evaluation to obtain reasonable assurance as to whether the reserves data are free of material misstatement. An evaluation also includes assessing whether the reserves data are in accordance with principles and definitions presented in the COGE Handbook.

4.
The following table sets forth the estimated future net revenue (before deduction of income taxes) attributed to proved plus probable reserves, estimated using forecast prices and costs and calculated using a discount rate of 10 percent, included in the reserves data of the Company evaluated by us for the year end December 31, 2009 and identifies the respective portions thereof that we have evaluated and reported on to the Company's management/Board of Directors:

Independent Qualified Reserves Evaluator or	Provident Energy Ltd. Reserve Estimation and Economic Evaluation	Location of Reserves (Country or Foreign Geographic Area)	Net Present Value of Future Net Revenue ($M, before income taxes, 10% discount rate)
Auditor			Audited	Evaluated	Reviewed	Total

AJM Petroleum Consultants	March 1, 2010	Canada	-	$319,677.5	-	$319,677.5

5.
In our opinion, the reserves data respectively evaluated by us have, in all material respects, been determined and are in accordance with the COGE Handbook. We express no opinion on the reserves data that we reviewed but did not audit or evaluate.

6.	We have no responsibility to update our reports referred to in paragraph 4 for events and circumstances occurring after their respective preparation dates.

7.
Because the reserves data are based on judgments regarding future events, actual events will vary and the variations may be material. However, any variation should be consistent with the fact that reserves are categorized according to the probability of their recovery.

Executed as to our report referred to above:

AJM Petroleum Consultants
Fifth Avenue Place, East Tower
6th Floor, 425 - 1st Street S.W.	Oriainal sianed by: "Doualas S. Ashton"
Calgary, Alberta	Douglas S. Ashton, P. Eng.
T2P 3P8	Vice President Engineering

Execution date: March 1, 2010

FORM 51-101F3
REPORT OF MANAGEMENT AND DIRECTORS
ON RESERVES DATA AND OTHER INFORMATION

Terms to which a meaning is ascribed in National Instrument 51-101 have the same meaning herein.

Management of Provident Energy Trust (the "Trust") are responsible for the preparation and disclosure of information with respect to the Trust's oil and gas activities in accordance with securities regulatory requirements. This information includes reserves data which are estimates of proved reserves and probable reserves and related future net revenue as at December 31, 2009 estimated using forecast prices and costs.

Independent qualified reserves evaluators have evaluated the Trust's reserves data. The reports of the independent qualified reserves evaluators will be filed with securities regulatory authorities concurrently with this report.

The Reserves Committee of the board of directors of the Trust has:

(a)	Reviewed the Trust's procedures for providing information to the independent qualified reserves evaluators;

(b)	Met with the independent qualified reserves evaluators to determine whether any restrictions affected the ability of the independent qualified reserves evaluators to report without reservation; and

(c)	Reviewed the reserves data with management and the independent qualified reserves evaluators.

The Reserves Committee of the board of directors has reviewed the Trust's procedures for assembling and reporting other information associated with oil and gas activities and has reviewed that information with management. The board of directors has, on the recommendation of the Reserves Committee, approved:

(a)	The content and filing with securities regulatory authorities of Form 51-101F1 containing reserves data and other oil and gas information;

(b)	The filing of Forms 51-101F2 which are the reports of the independent qualified reserves evaluators on the reserves data; and

(c)	The content and filing of this report.

Because the reserves data are based on judgments regarding future events, actual results will vary and the variations may be material. However, any variations should be consistent with the fact that reserves are categorized according to the probability of their recovery.

"Signed"	"Signed"

Thomas W. Buchanan	Daniel J. O'Byrne
President and Chief Executive Officer	Executive Vice President, Operations and Chief Operating Officer

"Signed"	"Signed"

John B. Zaozirny	Jeffrey T. Smith
Chairman of the Board	Director

Date: March 11, 2010

Provident Energy Ltd.	2100, 250 - 2nd Street SW, Calgary, AB T2P 0C1	tel. (403) 231-6710	fax. (403) 294-0111
www.providentenergy.com